SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 9
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)



                                431692102
                               (CUSIP Number)



                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                                March 7, 1995
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 11 pages

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 2 of 11 Pages


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF         8)   SHARED VOTING POWER
     SHARES          614,090 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH            Not Applicable
     REPORTING
     PERSON     10)  SHARED DISPOSITIVE POWER
     WITH            614,090 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         614,090 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                            /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 3 of 11 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.   13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)       SOURCE OF FUNDS

                WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF            8) SHARED VOTING POWER
     SHARES           64,995 (See Item 5)
     BENEFICIALLY
     OWNED BY      9) SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON       10) SHARED DISPOSITIVE POWER
     WITH             64,995 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     64,995 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .6% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 4 of 11 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7)   SOLE VOTING POWER
                 Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             262,049 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               262,049 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     262,049 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.5% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

                               SCHEDULE 13D
CUSIP No.  431692102                           Page 5 of 11 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.    13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                            /_/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

7)  SOLE VOTING POWER
                      Not Applicable
    NUMBER
    OF            8)  SHARED VOTING POWER
    SHARES            679,085 (See Item 5)
    BENEFICIALLY
    OWNED BY      9)  SOLE DISPOSITIVE POWER
    EACH              Not Applicable
    REPORTING
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              679,085 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    679,085 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                            /_/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.4% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 6 of 11 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) /_/
                                          (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            941,134 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              941,134 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     941,134 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.8% (See Item 5)

14)  TYPE OF REPORTING PERSON
            CO

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 7 of 11 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) /_/
                                                (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

7)   SOLE VOTING POWER
                          Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             941,134 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               941,134 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     941,134 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.8% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN

                      Amendment No. 9 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30, 1994, September 21, 1994,
September 26, 1994 and February 23, 1995 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 9, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D. This Amendment No. 9 is being filed to reflect (a) the final results of the Company's issuer tender offer (the "Tender Offer"), (b) the sale of certain shares of Common Stock in the open market and (c) the surrender for conversion into Common Stock of all of the Reporting Persons' remaining shares of the Company's Series A Preferred Stock, $.10 par value (the "Preferred Stock").

I.  Items 5(a) and 5(c) of the Schedule 13D, "Interest in
    Securities of the Issuer," are amended by adding the following to the end thereof:

          "(a) On February 21, 1995, in connection with the Tender Offer, the Reporting Persons tendered to the Company all shares of Common Stock and Preferred Stock owned by them. On March 2, 1995, the Company announced a final proration percentage of 24.51%. As a result, Dickstein & Co., Dickstein Focus and Dickstein International sold the following shares of Common Stock in the Tender Offer:

                               Common Stock       Preferred Stock
          Dickstein & Co.         129,040              70,368
          Dickstein Focus          17,722               3,383
          Dickstein International  72,003              21,212

In addition, Dickstein International sold the following shares of Common Stock (on a when distributed basis) in the open market:

               Number         Price
Date         of Shares      Per Share     Commission    Proceeds
2/22/95        1,000         $ 21.25        $ 85        $ 21,164
2/24/95       10,000           20.575        625         205,118
2/27/95       14,000           20.018        865         279,378

On March 7, 1995, each of Dickstein & Co., Dickstein Focus and Dickstein International surrendered all of its shares of Preferred Stock for conversion into shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock. The following table sets forth the number of shares of Preferred Stock surrendered for conversion into Common Stock by each of the Reporting Persons.
                                          Number of
                                     Shares Surrendered
                                        for Conversion

            Dickstein & Co.                 216,698
            Dickstein Focus                  10,417
            Dickstein International          65,319

After giving effect to all of the foregoing, the Reporting Persons beneficially own an aggregate of 941,134 shares of Common Stock representing approximately 8.8% of the shares of Common Stock outstanding. Dickstein & Co. owns 614,090 of such shares, representing approximately 5.8% of the shares of Common Stock outstanding. Dickstein Focus owns 64,995 of such shares, representing approximately .6% of the shares of Common Stock outstanding. Dickstein International owns 262,049 of such shares, representing approximately 2.5% of the shares of Common Stock outstanding. The foregoing percentages are based upon 10,651,285 shares of Common Stock estimated by the Reporting Persons to be outstanding after giving effect to the consummation of the Tender Offer and the conversion of the Reporting Persons' Preferred Stock into shares of Common Stock. Upon the resolution of all pre-petition claims pursuant to the Company's Plan of Reorganization (see Item 3), the Reporting Persons will be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

     Mark Brodsky, a Vice President of Dickstein Inc., tendered to the Company in the Tender Offer all shares of Common Stock that he owned. Based on the final proration percentage, Mr. Brodsky sold 245 shares of Common Stock in the Tender Offer and continues to hold 755 shares, constituting less than 1% of the outstanding shares of Common Stock.

          (c) Except as described in Item 5(a) above, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  March 7, 1995

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein

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